Exhibit 99.85

Source: PyroGenesis Canada Inc.
February 18, 2021 14:25 ET

PyroGenesis Provides Update on its Listing Application with NASDAQ

MONTREAL, Feb. 18, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), (the "Company", the “Corporation” or "PyroGenesis") a Company that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to provide, further to its Press Release dated February 2nd, 2021, an update on the Company’s application to list its common shares (“Shares”) on the NASDAQ Stock Exchange (“NASDAQ”). NASDAQ is the second largest exchange by market capitalization worldwide, and is home to many of the world’s best technology companies.

The Company is pleased to announce that the United States Securities and Exchange Commission (SEC) has recently approved PyroGenesis’ Shares for listing in the US. The only remaining request from the SEC, before rendering the Company’s Shares effective, is that upon final NASDAQ acceptance, the Company provides the SEC with at least 3 days’ prior notice of its intended listing date.

With respect to the NASDAQ application, the Company is pleased to announce that it believes it has responded to all questions to the full satisfaction of the exchange. The last outstanding item at this time, before final NASDAQ acceptance, is to have the Company’s Shares become eligible for electronic clearing and settlement through the Depository Trust Company (DTC). DTC eligibility is required in order to create a seamless electronic process of trading and thereby enhance liquidity of the Company's Shares. This is currently in process with DTC.

As previously disclosed, there will not be a concurrent financing associated with this listing nor will there be a reverse stock split.

“We are pleased to be in the final moments before a NASDAQ listing,” said Mr. P. Peter Pascali, CEO and Chair of PyroGenesis. “We have been extremely satisfied with the increased visibility our recent uplisting to Canada’s premiere exchange, the Toronto Stock Exchange (TSX), has had. We expect this move to NASDAQ will further increase awareness of PyroGenesis and its offerings, both within the financial community and amongst potential clients. Upon final NASDAQ approval, the Board of Directors of PyroGenesis will choose a listing date that will be most beneficial to the Company while taking into consideration other events that are taking place.”

The listing of the Company’s Shares on NASDAQ still remains subject to the final approval of NASDAQ and the continued satisfaction of all applicable listing and regulatory requirements. The Company is confident that it will receive permission to list its Shares on NASDAQ in Q1 2021. PyroGenesis will maintain the listing of its Shares on the TSX, and would trade on both exchanges under the ticker symbol “PYR”.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/